Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (727) 368-4448
E-mail: HarrisonDJEsq@tampabay.rr.com

April 14, 2006
Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 06010
100 F Street, NE
Washington D.C., 20549

Re: Avalon Development Enterprises, Inc.
Sixth Amendment to Registration Statement on Form SB-2
File No. 333-130937
Filed: April 14, 2006

Dear Mr. Riedler:

We have filed this Sixth Amendment to our SB-2 Registration Statement deleting the delaying amendment as we have filed for an accelerated effective date.  We requested an effective date of April 21, 2006 at 9:30 a.m.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (727) 368-4448.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (1)
1. Avalon Development Enterprises, Inc. SB-2/A-6